FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

Item

1	Material fact announcement with estimates regarding Banco Santander, S.A.’s consolidated financial data for the six-month period ended June 30, 2017, dated as of July 3, 2017.

2	Material fact announcement relating to the approval of the capital increase and execution of the underwriting agreement, dated as of July 3, 2017.

3	Material fact announcement relating to the approval of the first interim dividend, dated as of July 3, 2017.

MATERIAL FACT ANNOUNCEMENT

Banco Santander, S.A. (“Banco Santander”) is reporting the following estimates regarding its consolidated financial data for the six-month period ended June 30, 2017 (data not audited)1:

Estimates for Grupo Santander, before considering the contribution of Banco Popular Español, S.A.:

Banco Santander expects net profit attributable to the parent of approximately €3.6 billion for the six-month period ended June 30, 2017, which represents an increase of nearly 24% over net profit attributable to the parent recorded during the six-month period ended June 30, 20162. This increase is reduced to approximately 14% after excluding the non-recurring and negative impact of €248 million recorded in the six-month period ended June 30, 20163.

After further excluding the positive effect of exchange rate movements, the above represents an increase of nearly 11% over the profit attributable to the parent for the six-month period ended June 30, 2016 after excluding this above-mentioned non-recurring impact, with the following detail3:

•	Income is estimated to increase by approximately 7% compared to the six-month period ended June 30, 2016 (about 11% considering the effect of exchange rate movements), driven by net interest margin and commissions, which are estimated to grow by approximately 6% and slightly more than 11%, respectively (approximately 11% and 16%, respectively, considering the effect of exchange rate movements).

•	Costs are estimated to increase slightly less than 4% (approximately 7%, considering the effect of exchange rate movements), clearly below the average inflation rate of the principal markets in which the Group operates, reflecting the synergies derived from integrations and the application of productivity and efficiency plans.

[1]	The consolidated financial data for the six-month period ended June 30, 2017 included in this Material Fact is preliminary in nature, is based on the estimates of Grupo Santander and is subject to the completion of its financial and accounting closing procedures. This summary is not an exhaustive description of the consolidated financial results of Grupo Santander for the six months ending June 30, 2017 and the actual results of Grupo Santander for this period may differ from the estimates presented in this communication due to the completion of the financial and accounting closing procedures of Grupo Santander and other related adjustments, as well as from the effect of other events that could occur between the date of this report and the time of completion of the preparation of the corresponding financial results at the end of the semester. See also the information included in this document under the heading “Projections and Estimations.”

[2]	Over the net profit attributable to the parent of €2,911 million published at the close of the six-month period ended June 30, 2016.

[3]	The following measures are deemed alternative performance measures, and in the case of (i), (ii) and (iv), non-GAAP measures:

(i)	Increase in the net profit attributable to the parent expressed by excluding the non-recurring negative impact during the six-month period ended June 30, 2016. This effect refers to losses resulting from the reorganization costs in Spain, partially offset by the capital gains from the sale of shares of Visa Europe.

(ii)	Increase/decrease measures expressed excluding the effect of exchange rate movements.

(iii)	The data related to the non-performing loan ratio (tasa de mora) and coverage ratio or coverage (cobertura or tasa de cobertura).

(iv)	Amounts before the consolidation of Banco Popular Español, S.A.

For an explanation of these alternative performance measures and non-GAAP measures, see the section “Alternative Measures of Yield / Non-GAAP Measures” in this document.

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•	Provisions for credit losses are estimated to decrease by approximately 6% (increasing approximately 1%, considering the effect of the exchange rate movements), with widespread decreases in the principal markets in which the Group operates, with the exception of Mexico and Argentina. Consequently, it is estimated that the cost of credit will be kept below 1.2% (1.19% as of June 30, 2016).

With regards to the Balance Sheet, the following trends have been observed:

•	Slight growth during the half in net loans to customers (approximately 1%). Deposits grew around 3.5% with increases in practically all the principal markets in which the Group operates.

•	We estimate a non-performing loan (“NPL”) ratio for the Group of slightly below 3.6% that continues a downward trend as a consequence of the improvement in risk indicators and a coverage ratio held stable at around 73% (4.3% and 72.5% respectively, for the six-month period ended June 30, 2016).

•	Common Equity Tier 1 (“CET1”) and total regulatory capital as of June 30, 2017 are estimated to be approximately 12.2% and 14.9%, respectively. The fully loaded CET1 ratio estimated as of that date is 10.7%.

Estimation of the contribution of Banco Popular Español, S.A. to Grupo Santander:

Grupo Santander acquired Banco Popular Español, S.A. and its subsidiaries on June 7, 2017 (“Banco Popular, and such acquisition, the “Acquisition”) and has consolidated Banco Popular in the accounts of Grupo Santander since such date. Thus, as from such date, the results of Banco Popular have contributed to the results of Grupo Santander. The variation of the Banco Santander’s net profit attributable to the parent as of June 30, 2017, after the integration of Banco Popular, will vary only minimally relative to the estimate of €3.6 billion that would have resulted if the Acquisition had not taken place.

The first estimation of the purchase price adjustments from the Acquisition results in immaterial goodwill in the context of the Acquisition. The main adjustments in the first consolidation are concentrated on the recognition at fair value of real estate and customer loan assets, resulting in an approximately €7.2 billion in reduction of value4, as well as certain assets that were already deducted for regulatory reasons from the regulatory capital of Banco Popular and that lost all value as a consequence of Banco Popular’s being declared no longer viable and entering into a resolution. In any event, in accordance with applicable accounting standards, Grupo Santander has 12 months, until June 2018, to definitively assess the fair value of the assets and liabilities of Banco Popular.

It is estimated that Banco Popular, after the adjustments, would contribute net loans of approximately €82 billion and deposits of €65 billion, concentrated primarily in Spain, which represents approximately 10% and 8.5% of the Group totals, respectively, after Banco Popular’s integration with Banco Santander.

Banco Popular’s NPL ratio is estimated to be approximately 20% and the coverage ratio is estimated to be around 61% after the adjustments for the Acquisition. In addition, it is estimated that Banco Popular has real estate assets of approximately €17.5 billion (gross) which, after the adjustments, would be reduced to approximately €6.5 billion (net accounting value) and the resulting coverage ratio would be of approximately 63%.

[4]	€7.9 billion as of March 2017. The difference is explained by the impairments recorded between March 31, 2017 and June 7, 2017.

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It is also estimated that the Group’s NPL and coverage ratios after the integration of Banco Popular would be approximately 5.4% and 70%, respectively, and that the amount of its real estate assets in Spain, considering the above-mentioned adjustments of Banco Popular’s assets, would be approximately €11 billion (net accounting value), with a coverage ratio of approximately 60%.

The fully loaded CET1 as of June 30 would be approximately 10.7%, assuming complete subscription for the capital increase in an announced amount of €7.072 billion.

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Alternative Performance Measures / Non-GAAP Measures:

The following measures, included elsewhere in this document, constitute alternative performance measures and, in the case of (i), (ii) and (iv) below, non-GAAP measures:

(i)	Net profit attributable to the parent, expressed by excluding the non-recurring negative impact during the six month period ended June 30, 2016.

The table below shows a reconciliation of the net profit attributable to the parent by excluding the non-recurring negative impact on the six-month period ended June 30, 2016, derived basically from losses resulting from the reorganization costs in Spain, partially offset by the capital gains from the sale of shares of Visa Europe. The 2017 data are approximate figures:

	Six months ended on June 30, (millions of euros)
	2017	2016	Variation (%)
Adjusted net profit attributable to the parent:
Net profit attributable to the parent, unadjusted	€3,600	€2,911	24%
Non-recurring events	—	248

Adjusted net profit attributable to the parent	€3,600	€3,160	14%

(ii)	Increase/decrease measures expressed excluding the effect of exchange rate movements.

In order to analyze changes in our business from period to period, we have isolated the effects of foreign exchange rates on our results of operations. In particular, we have excluded the effects of depreciation and appreciation of local currencies against the euro because we believe that doing so is useful in understanding the development of our business. For these purposes, we calculate the effect of movements in the exchange rates by multiplying the previous period balances in local currencies by the difference between the exchange rate to the euro of the current and the previous period. These alternative performance measures and non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the effect of exchange rate movements. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.

(iii)	The data related to the non-performing loan ratio (tasa de mora) and coverage ratio or coverage (cobertura or tasa de cobertura).

(iv)

Amounts before the consolidation of Banco Popular. We have not completed the process of consolidating Banco Popular but have included in this communication what we expect will be the principal impacts of Banco Popular on our financial condition and results of operation for the six months ended June 30, 2017.

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Banco Santander believes that these measures are useful for analyzing our business performance and trends. In particular, in the case of measure “(i)” above, the positive effect of the one-time non-recurring events occurred in 2016 is excluded from the 2016 growth of results and, in the case of magnitude “(ii)” above, the non-operational effect of the depreciation or appreciation of local currencies against the euro remains excluded.

For more information on these measures, see Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the Official Registries of the Spanish Securities & Exchange Commission (“CNMV”) on July 14, 2016 (available on the Web page of the CNMV -www.cnmv.es- and at Banco Santander -www.santander.com), and of the new Documento de Registro de Acciones for Banco Santander which will be recorded shortly (and which will be available on the above-mentioned Websites from the time of its recording) and Item 3A of the Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission on March 31, 2017 (the “Form 20-F”). For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements on Form 20-F and to our consolidated financial statements available on the CNMV’s website (www.cnmv.es) and on Banco Santander’s website (www.santander.com).

Projections and Estimations

This communication contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “objective,” “estimate,” “future” and similar expressions and include, among other things, statements on expected changes to the investor remuneration policy. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events. Numerous factors, including those reflected in the Annual Report of Form 20-F –under “Key Information—Risk Factors”– and in the Documento de Registro de Acciones filed with the Spanish Securities & Exchange Commission (CNMV) –in Section 4, titled “Factores de Riesgo”– could affect the future results of Banco Santander and could result in other results deviating materially from those anticipated through projections and estimations of any nature.

Boadilla del Monte (Madrid), July 3, 2017

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MATERIAL FACT ANNOUNCEMENT

Following the material fact of 7 June 2017 (registration number 252,990), Banco Santander, S.A. (“Banco Santander” or the “Bank”) informs that its executive committee, acting under the authorization granted to the board of directors by the general shareholders’ meeting held on 7 April 2017 under item five of the agenda and the subsequent delegation of powers approved by the Bank’s board of directors in favour of the abovementioned executive committee, has agreed to increase Banco Santander’s share capital by a nominal amount of EUR 729,116,372.50 by issuing 1,458,232,745 new ordinary shares, of the same class and series as the shares currently outstanding, and with pre-emptive subscription rights for shareholders (the “Capital Increase” or the “Increase”).

The issue of new shares will be carried out at their nominal value of fifty euro cents (0.50 €) plus an issue premium of EUR 4.35 per share, so that the total value of the issuance of new shares is EUR 4.85 per share and the total effective amount of the Capital Increase (including nominal value and issue premium) is EUR 7,072,428,813.25. The Increase aims to reinforce and optimize the Bank’s equity structure to adequately cover the acquisition of 100% of Banco Popular Español, S.A.’s share capital.

Each outstanding share grants its holder a pre-emptive subscription right, and 10 pre-emptive subscription rights are required to subscribe 1 new share. Once the relevant prospectus has been registered with the Spanish Securities Market Commission (“CNMV”), the Increase will be officially communicated by publication in the Official Gazette of the Commercial Registry and, after that, the period to exercise pre-emptive subscription rights will commence, lasting 15 calendar days as from the day immediately following the publication date of the announcement. It is estimated that the pre-emptive subscription rights period commences on 6 July and ends on 20 July (both inclusive). Pre-emptive subscription rights are expected to be listed on the Spanish stock exchanges and the stock exchanges of Lisbon and Buenos Aires. Any pre-emptive subscription rights that are not exercised will automatically expire at the end of the pre-emptive subscription right subscription period.

Shareholders with pre-emptive subscription rights and investors or shareholders who acquire them in the market, may request to subscribe a number of additional shares besides those to which they are entitled by exercising their rights, if the Capital Increase is not fully subscribed in the pre-emptive subscription rights subscription period and as long as both investors and shareholders have exercised all their pre-emptive subscription rights. In addition, if requests for additional shares are insufficient to cover the Capital Increase, the remaining new shares may be discretionally allotted to investors.1 The newly issued shares in the Capital Increase are expected to grant a share in the first interim dividend charged against the results of the 2017 financial year.

Banco Santander has entered into an underwriting agreement, for the entire Capital Increase, with a syndicate of credit entities, under which the Increase is fully underwritten. Banco Santander, Citigroup Global Markets Limited and UBS Limited will act as joint global coordinators of the Capital Increase.

The terms and conditions of the Capital Increase and the procedure to subscribe new shares in Spain, the United Kingdom, Portugal, Italy and Poland are set out in a prospectus to be registered with the CNMV. Once registered with the CNMV, the prospectus will be publicly available at the Bank’s registered address and, in electronic format, in the web pages of the Bank (www.santander.com) and the CNMV (www.cnmv.es).

Boadilla del Monte (Madrid), 3 July, 2017

[1]	The procedure for the subscription of the new shares may differ for investors who hold Banco Santander’s shares in the different foreign stock exchanges in which the Bank’s shares are listed.

IMPORTANT INFORMATION

This document is not an informative prospectus but an informative communication and investors should not subscribe any new shares of Banco Santander, S.A. (“Banco Santander” or the “Bank”) or purchase any pre-emptive subscription rights for new shares of the Bank’s Capital Increase referred to in this document except on the basis of the information contained in the prospectus of the rights issue which Banco Santander will register with the Comisión Nacional del Mercado de Valores (“CNMV”). Once registered with the CNMV, the prospectus will be publicly available at the Bank’s registered address and, in electronic format, in the web pages of the Bank (www.santander.com) and the CNMV (www.cnmv.es). The Bank expects to request the CNMV to passport the prospectus of the rights issue, once approved and registered, for the purposes of it being effective in the United Kingdom, Italy, Portugal and Poland.

This announcement does not constitute an offer to sell, or a solicitation of offers to subscribe, the pre-emptive subscription rights or the new shares of the share capital increase, in any jurisdiction in which such offer or solicitation is unlawful or, as the case may be, until the applicable requirements for those purposes have been met. The distribution of this announcement and/or the prospectus and/or the transfer of pre-emptive subscription rights and/or new shares into jurisdictions other than Spain, the United Kingdom, Italy, Portugal and Poland may be restricted by law. Persons who gain access to this announcement should be aware of and comply with any such restrictions. Any failure to comply with them may constitute a breach of the securities laws of any such jurisdiction.

This communication (i) must not be construed in any way to be a request to buy or to sell securities or any related financial instruments in Brazil, and (ii) must not be construed in any way to be a public offering of securities in Brazil. The Brazilian Securities Commission (Comissão de Valores Mobiliários) has not authorised the public offering of shares to which this communication refers nor of any securities related to such shares. Hence, the said shares cannot be offered to the public in Brazil.

The Bank has filed a registration statement (including a prospectus) with the SEC for the capital increase and the offering of new shares and subscription rights to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Bank has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Citigroup by calling toll free 1-800-831-9146 or UBS by calling toll free 1-877-387-2275.

Authorisation for the public offering of the new Banco Santander shares and their admission to trading in the Buenos Aires stock exchange will be requested to the Argentine National Securities Commission. Once such authorisation is granted, a Subscription Announcement will be published in Argentina setting out the procedure and term to subscribe new shares in Argentina. The capital increase to which this announcement refers and the Argentine offering will have the same terms and conditions, save as otherwise provided in the relevant Subscription Announcement.

MATERIAL FACT ANNOUNCEMENT

Banco Santander, S.A. hereby announces that on 4 August it will pay the first interim dividend against 2017 profit. This dividend will be paid for the gross amount of EUR 0.06 per share. The last day to trade shares with a right to collect this dividend will be Tuesday, 1 August. The ex-dividend date will be Wednesday, 2 August.

Holders of the new shares to be issued in connection with the capital increase announced today will be entitled to the aforementioned interim dividend.

Boadilla del Monte (Madrid), 3 July 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 3, 2017	By:	/s/ José García Cantera

Name: José García Cantera
Title: Chief Financial Officer